Exhibit 99.5

SANDSTORM GOLD LTD. Under securities regulations, a reporting issuer must send annually a form to holders to request the Interim Financial Statements and MD&A and/or the Annual Financial Statements and MD&A. If you would like to receive the report(s) by mail, please make your selection and return to the address as noted or register online at www.computershare.com/mailinglist. Alternatively, you may choose to access the report(s) online at www.sedar.com. Computershare will use the information collected solely for the mailing of such financial statements. You may view Computershare's Privacy Code at www.computershare.com/privacy or by requesting that we mail you a copy. SDOQ.BEN_IA.E.13586.OUTSOURCED/000001/000001/i SDOQ Annual F/S & MD&A Mark this box if you would like to receive the Annual F/S & MD&A by mail. Financial Statements Request Form Interim F/S & MD&A Mark this box if you would like to receive Interim F/S & MD&A by mail. Please place my name on your financial statements mailing list.